United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
March 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

Press Release
VALE S.A.
PUBLICLY LISTED COMPANY
CNPJ 33.592.510/0001-54
ORDINARY AND EXTRAORDINARY GENERAL
SHAREHOLDERS MEETINGS CONVENING NOTICE
Shareholders of Vale S.A. (“Vale”) are hereby invited to convene for the Ordinary and Extraordinary General Shareholders Meetings to be held on April 27, 2010 at 10 A.M. at Avenida Graça Aranha, 26, 19º floor, in the city of Rio de Janeiro, Brazil for the purpose of discussing and deciding upon the matters set forth in the agenda below:
1.	Ordinary General Shareholders Meeting

1.1.	Appreciation of the managements’ report and analysis, discussion and vote on the financial statements for the fiscal year ending December 31, 2009;

1.2.	Proposal for the destination of profits of the said fiscal year and approval of the investment budget for Vale;

1.3	Appointment of the members of the Fiscal Council; and

1.4	Establishment of the remuneration of the Senior Management and Fiscal Council members.

2.	Extraordinary General Shareholders Meeting

2.1.	Proposal for a capital increase, through capitalization of reserves, without the issuance of shares, and the consequent change of the head of article 5 of Vale’s By-Laws;

2.2.	Replacement of Mr. Francisco Augusto da Costa e Silva as a member of the Board of Directors, who presented a dismissal request.
According to CVM Rule nº 282/98, a shareholder must hold at least 5% (five percent) of the Company’s voting capital in order to request the cumulative voting system.
Shareholders who wish to attend the meetings shall present their IDs badges and the proof of their shareholding participation interest to be issued by the depositary financial institution. Proxies shall be granted pursuant to Article 126 of the Brazilian Corporate Law, and, in the event of issuance in a language other than Portuguese, such documents as well as any corporate documents, if applicable, shall be followed by a Portuguese translation, all duly notarized and consularized.
In order to speed up the meetings constitution process, shareholders who shall be represented by proxy, may send the respective power of attorney to our offices 72 (seventy-two) hours in advance of the meetings to be convened.
Rio de Janeiro, March 18, 2010.
Sérgio Ricardo Silva Rosa
Chairman of the Board of Directors

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: March 25, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations